VIA EDGAR

June 1, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.

Mail Stop 3010
Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Conyers Park Acquisition Corp. Registration Statement on Form S-1 Filed May 2, 2016 File No. 377-01315

Dear Mr. Spirgel:

On behalf of Conyers Park Acquisition Corp., a Delaware corporation (the “Company”), we hereby submit for review by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) an amendment to the Company’s Draft Registration Statement on Form S-1, originally submitted to the Commission on a confidential basis on May 2, 2016 (“Registration Statement”). The amendment to the Registration Statement is being submitted to the Commission confidentially via EDGAR in response to a comment letter received by the Staff on May 26, 2016, and below we respond to the Staff’s comments. For the Staff’s convenience, the Staff’s comments are listed below in bold-faced type followed by the Company’s response.

General

1.	Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation. We must review these documents before the registration statement is declared effective and we may have additional comments.

We respectfully acknowledge the Staff’s comment and will include such exhibits in future amendments to the Registration Statement prior to effectiveness.

2.	As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

We supplementally advise the Staff that we will provide such clearance upon receipt from FINRA, and prior to the effectiveness of this Registration Statement we will provide Staff with confirmation that FINRA has no objections.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, we will provide all such written communications under separate cover. We confirm that potential investors will not retain copies of any such communications.

Prospectus Summary

General, page 1

4.	We note that you have included the “Subject to Completion” legend as required by Item 501(b)(10) of Regulation S-K. Please tell us if you intend to use the prospectus prior to the registration statement being declared effective.

We supplementally advise the Staff that, as part of our planned firm commitment underwriting, we intend to print and use the preliminary prospectus as part of our road show presentation, to start no earlier than 15 days after the public filing of this Registration Statement, but prior to its effectiveness.

5.	Please revise the legend above your table of contents to explicitly state that investors should rely only on the information contained in this prospectus.

In response to the Staff’s comment we have revised the legend as requested.

6.	We note that you intend to focus your search for a target business in the consumer sector. Please make it clear here and throughout your disclosure that your initial business combination may be in any industry or sector.

We respectfully draw the Staff’s attention to the sentence appearing on pages 2 and 76 of the prospectus which is part of this Registration Statement, which reads: “While we may pursue an acquisition opportunity in any industry or sector, we intend to focus on the consumer sector and consumer-related businesses, which complements our management team’s expertise and which will benefit from our operational value add.” In response to the Staff’s comment we have revised the sentence to include the words “or sector”. In addition, similar disclosure appears in the risk factor entitled “Because we are not limited to a particular industry, sector or any specific target businesses with which to pursue our initial business combination, you will be unable to ascertain the merits or risks of any particular target business’ operations.” As a result, we believe the current disclosure addresses the Staff’s concern.

7.	We note your disclosure regarding the waiver rights of holders of a majority of the outstanding shares of Class B common stock. Please clarify here and throughout your disclosure what factors Class B common stock holders may consider when determining whether to waive such adjustment to the conversion ratio.

In response to the Staff’s comment we have revised the disclosure as requested.

8.	Please revise to include the date of incorporation on page 2 and throughout your disclosure as necessary.

In response to the Staff’s comment we have revised the disclosure as requested.

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Our company, page 3

9.	We note that Centerview Capital Consumer and Centerview Partners are associated. Please describe the nature of this relationship. We further note the significant, continuing experience and involvement of the company’s executive officers with private equity firms and their portfolios. Please provide for each executive officer a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

In response to the Staff’s comment we have revised the disclosure as requested. Additionally, with respect to the list requested by the Staff, we have added a cross-reference here and in the section entitled “Proposed Business” to the table on page 109 listing our executive officers’ and directors’ fiduciary and contractual obligations to other entities as well as the explanatory paragraph detailing their priority over us just below such list.

Our Acquisition Process, page 5

10.	We note that you may pursue an Affiliated Joint Acquisition opportunity with an entity to which an officer or director has a fiduciary or contractual obligation. We further note on page 24 that you may raise additional proceeds to complete the acquisition by making a specified future issuance to any such fund or vehicle. Please consider adding separate risk factor disclosure to prominently highlight the risks related to such opportunity including potential conflicts of interest and the potential dilutive impact to then existing shareholders.

In response to the Staff’s comment we have added the requested risk factor on page 48 of the prospectus which is part of the Registration Statement.

11.	We note that your executive officers are not required to commit any specified time to your affairs and will have conflicts of interest in allocating management time among various activities. Please consider adding separate risk factor disclosure to explain how this may impact your ability to operate.

We respectfully direct the Staff’s attention to the risk factor on page 46 entitled “Our officers and directors will allocate their time to other businesses thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. This conflict of interest could have a negative impact on our ability to complete our initial business combination.” which we believe addresses the Staff’s concern.

The Offering, page 8

12.	We note your disclosure on pages 119 and F-21 regarding the issuance of fractional shares. Please include information related to fractional shares in this section so that investors can understand the offering better or advise.

In response to the Staff’s comment we have revised the disclosure as requested.

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13.	On page 9, please expand footnote 2 to indicate that these shares are founder shares. Also, please expand footnote 3 to indicate the number of public shares and the number of founder shares.

In response to the Staff’s comment we have revised the disclosure as requested.

Permitted purchases of public shares by our affiliates, page 16

14.	Please disclose here whether you will adopt an insider trading policy and if so, when.

In response to the Staff’s comment we have revised the disclosure as requested.

Redemption of public shares and distribution and liquidation, page 22

15.	We note that your sponsor, officers and directors have entered into a letter agreement with you. We further note that your discussion shifts to initial stockholders. Please reconcile.

In response to the Staff’s comment we have revised the disclosure as requested.

Subsequent to our completion, page 34

16.	We note your disclosure that stockholders are unlikely to have a remedy for a reduction in value following the business combination. Please consider balancing this discussion to disclose that shareholders are unlikely to have a remedy for reduction in value unless they are able to successfully claim that the reduction was due to the breach by your officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the tender offer materials or proxy statement related to the business combination contained an actionable material misstatement or material omission.

In response to the Staff’s comment we have revised the disclosure as requested.

We are not registering the shares, page 38

17.	Please state here and elsewhere that you will use your best efforts to file an effective registration statement no later than 15 days after the closing of your business combination.

In response to the Staff’s comment we have revised the disclosure here and elsewhere to clarify that we will use our best efforts to file such registration statement 15 business days after the closing of our initial business combination, and that we will use our best efforts to have such registration statement declared effective within 60 business days of our initial business combination.

Use Of Proceeds, page 57

18.	In your footnote disclosure here and throughout your disclosure, please provide the dollar amount of the offering proceeds so that investors can understand the offering better.

In response to the Staff’s comment we have revised the disclosure as requested.

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19.	On page 58, please disclose whether the amount in the table includes interest available to you from the trust account.

In response to the Staff’s comment we have revised the disclosure as requested.

Exclusive forum for certain lawsuits, page 123

20.	We note that a provision contained in your amended and restated certificate of incorporation may have the effect of discouraging lawsuits against your directors and officers. Please consider adding separate risk factor disclosure so that investors will be aware of this provision.

In response to the Staff’s comment we have added the requested risk factor on page 57 of the prospectus which is part of the Registration Statement.

Underwriting, page 134

21.	We note that Deutsche Bank Securities Inc. is acting as book-running manager of the offering. Please disclose any other known underwriters. Please also explain who you are referring to as “representatives.”

In response to the Staff’s comment we have made the requested change.

22.	Please explain your reference to the insider letters as described herein.

In response to the Staff’s comment we have revised the disclosure to remove and otherwise clarify the reference.

Related Party Transactions, page F-13

23.	We note your disclosure that the sponsor will agree to purchase the private placement warrants. We further note disclosure throughout stating that the sponsor has already committed to purchase the private placement warrants. Please revise this apparent inconsistency throughout your disclosure.

In response to the Staff’s comment we have made the requested change. We supplementally inform the Staff that we expect such written agreement to be executed prior to our first public filing.

Signatures

24.	Please have the required officers and directors sign the registration statement in the next submission.

In response to the Staff’s comment we have made the requested change.

We thank the Staff in advance for its consideration of the amended Registration Statement. Should you have any questions regarding the foregoing, please contact my attorney, Stuart Neuhauser, Esq., at (212) 370-1300.

Sincerely,

/s/ David West
David West

 cc: Stuart Neuhauser, Esq.

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